UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZS PHARMA, INC.

(Name of Subject Company)

ZS PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98979G105

(CUSIP Number of Class of Securities)

Mark Asbury

General Counsel

1100 Park Place, Suite 300

San Mateo, CA, 94403

(650) 458-4100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Kevin Kennedy

Kirsten Jensen

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZS Pharma, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2015 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Zanzibar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zeneca, Inc., a Delaware corporation (“Parent”), made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2015, as amended from time to time, to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of $90.00 per Share, net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on November 18, 2015, as amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and and supplemented by deleting the fifth sentence of the first paragraph under the heading “Regulatory Approvals” on page 40 of the Schedule 14D-9 and replacing it with the following two sentences:

“On November 24, 2015, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following hereto:

Exhibit No.	Description

(a)(1)(H)	ZS Pharma, Inc. employee communication: Information about Stock Options, RSUs and ESPP Shares

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZS Pharma, Inc.

By:	/s/ Mark Asbury
Name:	Mark Asbury
Title:	Chief Legal Officer

Dated: November 24, 2015

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